UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2025.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated November 10, 2025.

Item 1

Comunicaciones Celulares S.A. Resolves DOJ Investigation Related to Historical Conduct

Luxembourg, November 10, 2025 – Millicom International Cellular S.A. (“Millicom”) today announced that its subsidiary, Comunicaciones Celulares S.A. (“Comcel”), has reached an agreement with the U.S. Department of Justice (“DOJ”) to resolve an investigation concerning historical improper payments made to Guatemalan government officials.  At the time of the conduct, Comcel operated as a joint venture over which Millicom lacked operational control.

Millicom welcomes today’s agreement, which resolves all issues associated with DOJ’s investigation, first disclosed by Millicom in May 2022. Millicom and its operations are committed to operating with the highest ethical standards.

Millicom’s 2015 voluntary self-disclosure, cooperation, and remediation

Millicom first voluntarily self-reported alleged improper payments involving Comcel to DOJ and Swedish authorities in 2015. Millicom fully cooperated with the authorities and, as previously announced, both DOJ (in 2018) and the Swedish Prosecution Authority (in 2016) closed their investigations without action.

In the wake of that voluntary self-disclosure, Millicom invested heavily in building out and strengthening its global corporate compliance program, which it launched in Guatemala promptly upon acquiring full ownership of the Comcel operation from its local shareholder in November 2021.

DOJ’s reopened investigation

Even after the voluntary self-disclosure, and until the 2021 acquisition, Millicom continued to lack operational control over and visibility into the actions of Comcel. As previously disclosed, Millicom received a subpoena in April 2022.

As reflected in today’s agreement, Millicom and Comcel cooperated fully and extensively with DOJ’s investigation and provided to DOJ information and access in a way that was not possible in 2015, when Millicom lacked operational control of Comcel. The company also took major remediation steps, including exiting the general manager and other personnel at Comcel who were involved in misconduct.

Resolution with DOJ

The investigation is being resolved through a deferred prosecution agreement (DPA) between Comcel and DOJ. In recognition of the 2015 self-report and Comcel’s and Millicom’s extensive cooperation and remediation efforts, as well as the strength of Millicom’s global compliance program, the agreement will remain in place for two years, rather than a standard three-year term, and DOJ will not require a corporate monitor.

Under the terms of the agreement, Comcel will pay a $60 million fine and forfeit $58.2 million in approximate benefits derived from the improper payments. The fine amount represents a 50 percent discount off the bottom end of the applicable penalty range under the U.S. Sentencing Guidelines – the highest penalty discount available under applicable DOJ policy and more than has ever been granted to a company in an FCPA-related agreement of this kind – again reflecting

Millicom’s extensive cooperation and remediation efforts. Millicom will also report to DOJ regarding its compliance program during the term of the DPA.

As this resolution reflects, for the past decade Millicom has consistently acted as a responsible and transparent company. “Although this misconduct occurred when we lacked operational control of Comcel, Millicom has consistently taken all possible actions to remediate and correct it,” said Salvador Escalon, Chief Legal and Compliance Officer at Millicom. “As soon as we gained control of Comcel, we were finally able to build a stronger, more transparent operation, just as we have been doing for many years in our other markets. Today, Comcel operates under our very high Millicom global standards.”

Millicom looks forward to continuing its focus on connecting people, driving digital inclusion, and contributing positively to the development of the markets in which it operates.

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Luca Pfeifer, VP for Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, highspeed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2025, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: November 12, 2025